GROSVENOR EXPLORATION INC.

1533 Eagle Mountain Drive
Coquitlam, British Columbia
Canada, V3E 2Z3

(Tel: 604-328-2908)
July 20, 2006
Via Edgar
By fax:  1-202-772-9204

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
20549

Re:     Grosvenor Exploration Inc.
   Form SB-2
   File No. 333-132681

Attention: Mr. John Fieldsen

Dear Mr. Fieldsen:

Grosvenor Exploration Inc. (the “Company”) hereby requests that the above-captioned registration statement be ordered effective at 12:00 pm EST on Tuesday, July 25, 2006, or as soon as practicable thereafter.

The Company wishes to state that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its responsibility for the adequate and accuracy of the disclosure in the filing, and

●	The Company may not assert this action as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly;
Grosvenor Exploration Inc.

Per :PATRICK N. GRANT

Patrick N. Grant
Chief Financial Officer, Secretary Treasurer and
Director